Teva  announced that Dan S. Suesskind was appointed to the board of directors as of September 25th to serve until the 2018 annual meeting of shareholders.

Bio:
Mr. Suesskind previously served as a director of Teva from 1981 to 2001 and from 2010 to 2014. He was Teva’s Chief Financial Officer from 1977 until 2008. Currently, Mr. Suesskind serves as a director of Israel Corporation Ltd. and Redhill Biopharma Ltd., as well as a member on the Board of the Jerusalem Foundation, as a member of the Investment Committee of Ben Gurion University, as a member of the Investment Committee of the Israel Academy of Science and Humanities and as a member of the Board of Trustees of the Hebrew University. He served on the Board of Gefen Biomed Investments Ltd. from 2010 until March 2013, on the Board of Migdal Insurance Company Ltd. from 2002 until 2013, and on the Board of Syneron Medical Ltd. from 2004 until July 2017. He served prior to that on the boards of several other companies, including the Board of the First International Bank of Israel from 2002 until 2003.  Mr. Suesskind is one of the founders and a member of the steering committee of the Israeli Forum of Chief Financial Officers. Mr. Suesskind received a B.A. in economics and political science from the Hebrew University in 1965 and an M.B.A. from the University of Massachusetts in 1969.